

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 25, 2011

Mr. Donat K. Madilo
Chief Financial Officer
Banro Corporation
1 First Canadian Place
100 King Street West, Suite 7070
Toronto, Ontario, M5X 1E3

> **Re:** **Banro Corporation**
> **Form 40-F for Fiscal Year Ended December 31, 2009**
> **Filed March 29, 2010**
> **Response Letter Dated January 28, 2011**
> **File No. 1-32399**

Dear Mr. Madilo:

We have reviewed your response letter and have the following additional comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 40-F for Fiscal Year Ended December 31, 2009

Exhibit 99.3

Financial Statements

Auditors' Report, page 4

1. We have considered your response to prior comment number one from our letter dated December 28, 2010. Notwithstanding your interpretation of acceptable reporting practices in Canada, our rules require that the financial statements presented in your filing be audited. To be considered audited, financial

statements must be accompanied by an audit report specifically covering those financial statements. Therefore, the audit report issued by BDO Canada LLP on March 26, 2009 covering the financial statements as of December 31, 2008 should be filed with the Form 40-F for the year ended December 31, 2009.

Engineering comments

Financial Analysis, page 27

2.   We note your response to our previous comment number four, in that you intend to develop the Twangiza project in phases. Please explain to us if this change constitutes a material change to the information in your technical report that would require the filing of an additional technical report with respect to section 4.2(3) of National Instrument 43-101. In addition, please explain to us how you determined the capital and operating costs disclosed for your phased approach in item 3.3.1.2.

You may contact Bob Carroll at (202) 551-3362, or Shannon Buskirk at (202) 551-3717 if you have questions regarding comments on the financial statements and related matters. You may contact John Coleman at (202) 551-3610 if you have questions regarding the engineering comments.

Sincerely,

Ethan Horowitz
Branch Chief